NEWS RELEASE

Lithium Argentina Shareholders Approve
Corporate Migration to Switzerland

January 17, 2025 - Vancouver, Canada: Lithium Americas (Argentina) Corp. ("Lithium Argentina" or the "Company") (TSX: LAAC) (NYSE: LAAC) is pleased to announce that today, the Company's shareholders approved its plan to change its place of incorporation from Canada to Switzerland ("Corporate Migration") at its Special Meeting of Shareholders ("Special Meeting"). The Special Meeting saw representation of 39.78% of the total shares outstanding being voted.

The arrangement resolution to approve the Corporate Migration to Switzerland received overwhelming support with 99.23% approval from all voting shareholders.

"We appreciate our shareholders' vote of confidence in our strategy which aims to strengthen Lithium Argentina's position with expanded financial and strategic flexibility going forward," said Sam Pigott, President and CEO of Lithium Argentina. "Our team is focused on strengthening operations in Argentina, building on strong production at Caucharí-Olaroz, while enhancing efficiency and advancing growth to solidify our role in the electromobility supply chain."

The Corporate Migration of the Company is expected to become effective on or about January 23, 2025, subject to customary approvals, including the receipt of the final court order from the Supreme Court of British Columbia.

Final voting results on all matters voted on at the Special Meeting will be reported in the Company's Report of Voting Results to be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company's website at www.lithium-argentina.com.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co.,Ltd, is operating the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: Kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

News Release: Lithium Argentina Reports Results of January 17, 2025 Special Meeting of Shareholders

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "propose," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to matters such as the anticipated timing of the final order of the British Columbia Supreme Court; the anticipated timing for effecting the transaction; the expected growth initiatives in the lithium industry; and the Company's positioning us for a successful future.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including, but not limited to those related to: uncertainties with respect to satisfying requirements of necessity or desirability of permitting or facilitating the completion of the transaction; the continued listing on the TSX and NYSE; being subject to satisfying all conditions prescribed by the exchanges; there being no guarantee that the redomiciling will procure the anticipated benefits nor that the expected impacts will materialize as expected; potential adverse tax consequences resulting from the transaction; discretion of the Company to implement the redomicile or not; risks associated with the Company being governed under a different corporate legal regime post continuation; change in the rights of shareholders as a result of the continuation; unforeseen events that could prevent, delay in or increase in cost of completing the continuation; uncertainties inherent to economic studies and mineral resource and reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Company's financial condition; the inability of the Company to secure sufficient additional financing to develop the Company's mineral projects; and all the other risk factors identified herein and in the Company's latest annual information form and in other continuous disclosure filings available on SEDAR+ and EDGAR. All forward-looking statements included in this press release are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this press release and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

2
News Release: Lithium Argentina Reports Results of January 17, 2025 Special Meeting of Shareholders